SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2013

Commission File Number 0-28800

_____

DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2013, incorporated by reference herein:

Exhibit

99.1   Release dated October 22, 2013, entitled "GROUP RESULTS: KEY FEATURES".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


DRDGOLD LIMITED


Date: October 22, 2013   By: /s/ Themba Gwebu
                                                       Name: Themba Gwebu
                                                       Title: Company Secretary

DRDGOLD
LIMITED

REPORT TO
SHAREHOLDERS
FOR THE QUARTER ENDED
30 SEPTEMBER 2013

GROUP RESULTS: KEY FEATURES

Q1 2014 V Q1 2013

▲ Two-year wage settlement
▲ Flotation/fine-grind commissioning underway
▲ Gold production down **6%** to **33 597oz**
▲ Operating profit down to **R72.0 million**

REVIEW OF OPERATIONS

Group		Quarter Sep 2013	Quarter Sep 2012	% change Q1 2014 vs Q1 2013	Quarter Jun 2013	% change Q1 2014 vs Q4 2013
Gold production	oz	**33 597**	35 815	(6)	35 559	(6)
	kg	**1 045**	1 114	(6)	1 106	(6)
Gold sold	oz	**36 394**	37 905	(4)	32 826	11
	kg	**1 132**	1 179	(4)	1 021	11
Cash operating costs	US$ per oz	**1 164**	1 151	1	1 105	5
	ZAR per kg	**373 433**	305 265	22	336 809	11
All-in sustaining costs	US$ per oz	**1 362**	1 406	(3)	1 176	16
	ZAR per kg	**436 954**	372 796	17	365 665	19
Average gold price received	US$ per oz	**1 333**	1 685	(21)	1 373	(3)
	ZAR per kg	**427 604**	446 783	(4)	429 115	–
Operating profit	ZAR million	**72.0**	173.7	(59)	96.2	(25)
Operating margin	%	**13**	32	(60)	22	(41)
All-in sustaining costs margin	%	**(2)**	17	(113)	15	(115)
EBITDA	ZAR million	**27.6**	114.7	(76)	101.5	(73)
Headline (loss)/earnings	ZAR million	**(12.5)**	77.2	(116)	34.0	(137)
	ZAR cents per share	**(3)**	20	(116)	9	(137)

SHAREHOLDERS INFORMATION

Issued capital

385 383 767 ordinary no par value shares
6 205 559 treasury shares held within the group
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 388 971 724

(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
ISIN: ZAE 000058723
NYSE trading symbol: DRD
("DRDGOLD" or "the company")

MARKET CAPITALISATION

As at 30 September 2013	(ZARm)	2 254.5	As at 30 June 2013	(ZARm)	2 034.8
As at 30 September 2013	(US$m)	220.4	As at 30 June 2013	(US$m)	209.3

STOCK TRADED

		JSE	NYSE*
Average volume for the quarter per day ('000)		378	697
% of issued stock traded (annualised)		26	47
Price • High		R 6.64	$0.647
• Low		R 4.81	$0.489
• Close		R 5.85	$0.572

* This data represents per share data and not ADS data – one ADS reflects 10 ordinary shares



DEAR **SHAREHOLDER**

This quarter was all about our efforts to commission and integrate our new flotation/fine-grind circuit. Volume delivery into the plant was solid and the flotation circuit worked very well. The mills, however, were slow to get going. This meant that we created a very rich concentrate, which resulted in a bottleneck at the mills. This, in turn, had the effect that most of the gold in concentrate remained in concentrate.

In production terms, this meant lower gold production and higher unit costs. Our all-in sustaining costs were R436 954/kg and, for the first time since the September 2010 quarter, the all-in sustaining costs margin was negative at -2%. The start-up issues we experienced with the mills have now been resolved.

Although the flotation/fine-grind circuit has introduced a layer of complexity into our operations – a set of thickeners and a dedicated high-grade leach and elution circuit – we are achieving consistency in the operation of the thickeners and our understanding of the workings of the high-grade leach is improving. We therefore remain committed to attaining our target of stable operation by December 2013.

While wage negotiations with the National Union of Mineworkers gave rise to a two-day strike by some 600 employees earlier this month – outside of the reporting period – I am pleased to report that the wage negotiating process during the quarter was expeditious and largely constructive, resulting ultimately in a settlement within budgeted parameters. We do not expect that the industrial action, which was peaceful, will have materially impacted on performance in the second quarter.

On the financial front, operating profit reduced as a result of higher costs, lower gold production and a lower average rand gold price received. We therefore saw a decline in earnings before interest, taxes, depreciation and amortisation ("EBITDA") and a headline loss of R12.5 million.

Q1 2014 v Q1 2013

OPERATIONAL REVIEW

Throughput for the quarter under review was 9% higher at 6 098 000t compared with the first quarter of FY2013. This was due, as intimated above, to the on-going stabilisation of both the western circuit (previously described separately as the Crown/City Deep circuit) and the Elsburg tailings complex circuit, and consequent, continuing improvement in the operating parameters of the main Crown/Ergo pipeline.

The average yield, however, was 14% lower at 0.171g/t due both to the phasing out of sand material reporting to City Deep for milling and its replacement with 3L42 slimes material, and to the gold lock-up described above, associated with commissioning of the flotation/fine-grind circuit.

Consequently, gold production was lower at 33 597oz, compared to 35 815oz.

Cash operating costs rose to R373 433/kg from R305 265/kg and all-in sustaining costs increased to R436 954/kg. This was due mainly to the increase in throughput, lower gold production, an 8% increase by power utility Eskom in the annual electricity tariff, increases averaging 10% in the cost of various other consumables and provision for wage increments flowing from the recently concluded two-year wage agreement with the National Union of Mineworkers, which are backdated to July 2013.

Capital expenditure was 34% lower at R52.3 million, reflecting completion of the construction of the flotation/fine-grind circuit.

FINANCIAL REVIEW

Revenue was 8% lower at R484.0 million due to the lower gold production and a 4% decline both in gold sold to 36 394oz and in the average rand gold price received to R427 604/kg.

After accounting for the increase in cash operating and all-in sustaining costs, operating profit was 59% lower at R72.0 million.

The operating margin was 60% lower at 13% and the all-in sustaining costs margin negative at -2%.

EBITDA declined by 76% to R27.6 million and a headline loss of R12.5 million, or 3 South African cents per share (SA cps), was recorded compared with headline earnings of R77.2 million or 20 SA cps.

Q1 2014 v Q4 2013

OPERATIONAL REVIEW

Throughput, quarter-on-quarter, improved by 5% from 5 824 000t but the average yield declined by 10% from 0.190g/t, resulting in a 6% drop in gold production to 33 597oz. Reasons for these quarter-on-quarter movements are detailed in the Q1 2014 v Q1 2013 comparison above.

Cash operating costs increased by 11% from R336 809/kg and all-in sustaining costs by 19% from R365 665/kg while capital expenditure declined by 29% from R73.8 million.

FINANCIAL REVIEW

Gold revenue rose 10% from R438.1 million quarter on quarter due to an 11% increase in gold sold from 32 826oz. The average rand gold price received was virtually unchanged at R427 604/kg. After accounting for the increases in cash operating costs, however, operating profit decreased by 25% from R96.2 million.

The operating margin was 41% lower at 13% and the all-in sustaining costs margin was negative at -2%.

EBITDA was down 73% from R101.5 million and the headline loss of -3 SA cents was recorded, compared with headline earnings of R34 million, or 9 SA cps previously.

LOOKING AHEAD

As previously reported, commissioning and integration of the flotation/fine-grind circuit will continue during the second quarter, with completion expected by December. While some impact on production in the second quarter is expected, this should be less substantial than in the quarter under review. During this time we will, of course, seek to offset this impact by paying close attention to all other operating parameters, not least costs.

Niël Pretorius
Chief executive officer

22 October 2013

The condensed consolidated financial statements are prepared in accordance with the framework concepts and recognition and measurement principles of International Financial Reporting Standards ("IFRS") and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by Financial Reporting Standards Council. The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual financial statements for the year ended 30 June 2013.

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Quarter Sep 2013 Rm Unaudited	Quarter Sep 2012 Rm Unaudited	Quarter Jun 2013 Rm Unaudited
Gold and silver revenue	484.0	526.8	438.1
Net operating costs	(412.0)	(353.1)	(341.9)
Cash operating costs	(390.2)	(340.1)	(372.5)
Movement in gold in process	(21.8)	(13.0)	30.6
Operating profit	**72.0**	173.7	96.2
Depreciation	(36.4)	(34.2)	(41.0)
Movement in provision for environmental rehabilitation	(4.0)	(10.0)	30.0
Environmental rehabilitation costs	(10.7)	(17.2)	(4.2)
Retrenchment costs	(2.4)	–	–
Care-and-maintenance costs	(5.1)	(8.8)	0.9
Other operating income/(expenses)	1.9	(7.2)	(9.2)
Gross profit from operating activities	**15.3**	96.3	72.7
Impairments	(0.8)	–	(238.0)
Corporate and administration expenses	(23.3)	(18.0)	(19.1)
Share-based payments	(0.8)	(0.3)	(1.2)
Profit on disposal of assets	–	2.5	8.1
Net finance (expense)/income	(6.0)	29.6	(23.9)
(Loss)/profit before taxation	**(15.6)**	110.1	(201.4)
Taxation	(4.6)	(16.8)	3.3
(Loss)/profit after taxation	**(20.2)**	93.3	(198.1)
Attributable to:			
Equity owners of the parent	(13.3)	78.6	(174.5)
Non-controlling interest	(6.9)	14.7	(23.6)
	(20.2)	93.3	(198.1)
Other comprehensive income			
Foreign exchange translation and other	0.5	4.9	2.1
Net gain on disposal of an available-for-sale financial asset reclassified to profit or loss	–	0.3	–
Reclassification of fair-value adjustment on available-for-sale investments to profit or loss	–	–	101.3
Mark-to-market of available-for-sale investments	–	(36.3)	(23.4)
Total comprehensive income for the period	**(19.7)**	62.2	(118.1)
Attributable to:			
Equity owners of the parent	(12.8)	47.5	(95.5)
Non-controlling interest	(6.9)	14.7	(22.6)
	(19.7)	62.2	(118.1)

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Quarter Sep 2013 Rm Unaudited	Quarter Sep 2012 Rm Unaudited	Quarter Jun 2013 Rm Unaudited
Reconciliation of headline (loss)/earnings			
Net (loss)/profit	**(13.3)**	78.6	(174.5)
Adjusted for			
– Impairments	**0.8**	–	238.0
– Profit on disposal of assets	**–**	(2.5)	(8.1)
– Non-controlling interest in headline earnings adjustment	**–**	0.6	(13.8)
– Taxation thereon	**–**	0.5	(7.6)
Headline (loss)/earnings	**(12.5)**	77.2	34.0
Headline (loss)/earnings per share – cents	**(3)**	20	9
Basic (loss)/earnings per share – cents	**(4)**	21	(46)
Diluted headline (loss)/earnings per share – cents	**(3)**	20	9
Diluted basic (loss)/earnings per share – cents	**(3)**	21	(45)
Calculated on the weighted average ordinary shares issued of :	**379 178 208**	379 178 208	379 178 208

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As at 30 Sep 2013 Rm Unaudited	As at 30 Jun 2013 Rm Audited	As at 30 Sep 2012 Rm Unaudited
Assets			
Non-current assets	**2 087.2**	2 066.3	1 999.0
Property, plant and equipment	**1 775.7**	1 756.3	1 692.8
Non-current Investments and other assets	**129.2**	130.1	125.7
Environmental rehabilitation trust funds and investments	**180.8**	177.0	174.1
Deferred tax asset	**1.5**	2.9	6.4
Current assets	**587.9**	604.8	712.8
Inventories	**124.9**	138.8	91.8
Trade and other receivables	**131.7**	88.8	211.1
Cash and cash equivalents	**331.3**	377.2	409.9
Total assets	**2 675.1**	2 671.1	2 711.8
Equity and liabilities			
Equity	**1 575.7**	1 648.3	1 657.6
Equity of the owners of the parent	**1 361.3**	1 427.0	1 416.2
Non-controlling interest	**214.4**	221.3	241.4
Non-current liabilities	**725.2**	777.0	753.6
Loans and borrowings	**75.5**	143.3	166.0
Post-retirement and other employee benefits	**9.1**	8.7	6.1
Provision for environmental rehabilitation	**537.3**	524.3	513.8
Deferred tax liability	**103.3**	100.7	67.7
Current liabilities	**374.2**	245.8	300.6
Trade and other payables	**281.8**	221.5	269.8
Loans and borrowings	**92.4**	24.3	30.8
Total equity and liabilities	**2 675.1**	2 671.1	2 711.8

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Quarter Sep 2013 Rm Unaudited	Quarter Sep 2012 Rm Unaudited	Quarter Jun 2013 Rm Unaudited
Balance at the beginning of the period	1 648.3	1 633.9	1 765.8
Share capital issued	–	(0.3)	–
– for costs	–	(0.3)	–
Increase in share-based payment reserve	0.2	0.3	0.3
Net (loss)/profit attributable to equity owners of the parent	(13.3)	78.6	(174.5)
Net (loss)/profit attributable to non-controlling interest	(6.9)	14.7	(23.6)
Dividends paid on ordinary share capital	(53.1)	(38.5)	–
Treasury shares recognised/acquired	–	–	0.3
Fair-value adjustment on available-for-sale investments	–	(36.3)	(23.4)
Reclassification of fair-value adjustment on available-for-sale investments to profit or loss	–	–	101.3
Other comprehensive income	0.5	5.2	2.1
Balance at the end of the period	1 575.7	1 657.6	1 648.3

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarter Sep 2013 Rm Unaudited	Quarter Sep 2012 Rm Unaudited	Quarter Jun 2013 Rm Unaudited
Net cash inflow from operations	11.2	32.0	77.5
Net cash outflow from investing activities	(57.1)	(85.3)	(109.6)
Net cash in/(out)flow from financing activities	–	164.7	(1.1)
Loans and other	–	164.7	(1.1)
(Decrease)/increase in cash and cash equivalents	(45.9)	111.4	(33.2)
Foreign exchange movement	–	–	0.1
Opening cash and cash equivalents	377.2	298.5	410.3
Closing cash and cash equivalents	331.3	409.9	377.2
Reconciliation of net cash inflow from operations			
(Loss)/profit before taxation	(15.6)	110.1	(201.4)
Adjusted for:			
Movement in gold in process	21.8	13.0	(30.6)
Depreciation and impairment	37.2	34.2	279.0
Movement in provision for environmental rehabilitation	4.0	10.0	(30.0)
Share-based payments	0.8	0.3	1.2
Profit on disposal of assets	–	(2.5)	(8.1)
Finance expense and unwinding of provisions	9.2	1.1	31.9
Growth in environmental trust funds	(1.1)	(1.5)	(1.4)
Other non-cash items	1.1	(1.9)	10.6
Taxation paid	–	7.0	(5.8)
Working capital changes	(46.2)	(137.8)	32.1
Net cash inflow from operations	11.2	32.0	77.5

ERGO KEY OPERATING AND FINANCIAL RESULTS (unaudited)

Ore milled ('000t) (metric) (imperial)	**Sep 2013 Qtr**	**6 098**	**6 721**
	Jun 2013 Qtr	5 824	6 419
Yield (g/t) (oz/t) (metric) (imperial)	**Sep 2013 Qtr**	**0.171**	**0.005**
	Jun 2013 Qtr	0.190	0.006
Gold produced (kg) (oz) (metric) (imperial)	**Sep 2013 Qtr**	**1 045**	**33 597**
	Jun 2013 Qtr	1 106	35 559
Cash operating costs (ZAR/kg) (US$/oz)	**Sep 2013 Qtr**	**373 433**	**1 164**
	Jun 2013 Qtr	336 809	1 105
Cash operating costs (ZAR/t) (US$/t)	**Sep 2013 Qtr**	**64**	**6**
	Jun 2013 Qtr	64	6
Gold and silver revenue (ZAR million) (US$ million)	**Sep 2013 Qtr**	**484.0**	**48.5**
	Jun 2013 Qtr	438.1	45.1
Operating profit (ZAR million) (US$ million)	**Sep 2013 Qtr**	**72.0**	**7.2**
	Jun 2013 Qtr	96.2	9.3
Capital expenditure (ZAR millions) (US$ million)	**Sep 2013 Qtr**	**52.3**	**5.2**
	Jun 2013 Qtr	73.8	7.6

ALL-IN SUSTAINING COSTS RECONCILIATION (unaudited)

R million unless otherwise stated

Net operating costs	**Sep 2013 Qtr**	**412.0**
	Jun 2013 Qtr	341.9
Corporate, administration and other expenses	**Sep 2013 Qtr**	**22.3**
	Jun 2013 Qtr	29.5
Rehabilitation and remediation (accretion and amortisation)	**Sep 2013 Qtr**	**13.2**
	Jun 2013 Qtr	2.0
Capital expenditure (sustaining)	**Sep 2013 Qtr**	**9.2**
	Jun 2013 Qtr	31.1
All-in sustaining costs*	**Sep 2013 Qtr**	**456.7**
	Jun 2013 Qtr	404.5
Retrenchment costs	**Sep 2013 Qtr**	**2.4**
	Jun 2013 Qtr	–
Rehabilitation and remediation (not related to current operations)	**Sep 2013 Qtr**	**10.7**
	Jun 2013 Qtr	4.2
Care-and-maintenance costs	**Sep 2013 Qtr**	**5.1**
	Jun 2013 Qtr	(0.9)
Capital expenditure (non-sustaining)	**Sep 2013 Qtr**	**43.8**
	Jun 2013 Qtr	47.5
All-in costs*	**Sep 2013 Qtr**	**518.7**
	Jun 2013 Qtr	455.3
All-in sustaining costs (R/kg)	**Sep 2013 Qtr**	**436 954**
	Jun 2013 Qtr	365 665
All-in sustaining costs (US$/oz)	**Sep 2013 Qtr**	**1 362**
	Jun 2013 Qtr	1 176
All-in costs (R/kg)	**Sep 2013 Qtr**	**496 320**
	Jun 2013 Qtr	411 664
All-in costs (US$/oz)	**Sep 2013 Qtr**	**1 547**
	Jun 2013 Qtr	1 319

* All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013



FORWARD LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the rand against the dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2012, which we filed with the United States Securities and Exchange Commission on 26 October 2012 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statements included in this report have not been reviewed and reported on by DRDGOLD's auditors.

DIRECTORS (*British)(American)**

Executives: DJ Pretorius *(Chief executive officer)*,
CC Barnes *(Chief financial officer)*
Independent non-executives: GC Campbell* *(Non-executive chairman)*,
RP Hume, EA Jeneker, J Turk**
Company secretary: TJ Gwebu

FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS OR CRAIG BARNES AT:

niel.pretorius@drdgold.com, craig.barnes@drdgold.com
Web: http://www.drdgold.com
Quadrum Office Park • Building 1 • 50 Constantia Boulevard
Constantia Kloof Ext 28 • South Africa
PO Box 390 • Maraisburg 1700 • South Africa